Exhibit 11.1

PIXIE DUST TECHNOLOGIES, INC. CODE OF

BUSINESS CONDUCT AND ETHICS

I. Introduction

Pixie Dust Technologies, Inc., a corporation with limited liability organized under the laws of the Japan (together with its subsidiaries, the “Company,” “we” or “our”) require the highest standards of professional and ethical conduct from its directors, corporate auditors, officers, and employees. The Company’s reputation for honesty and integrity is key to the success of its business. The Company intends that its business practices will comply with the laws of all of the jurisdictions in which it operates and that honesty, integrity, and accountability will always characterize the Company’s business activity. No director, corporate auditor, officer, or employee may achieve results through violations of laws or regulations or unscrupulous dealings.

This Code of Business Conduct and Ethics (this “Code”) reflects the Company’s commitment to this culture of honesty, integrity, and accountability and outlines the basic principles and policies with which all directors, corporate auditors, officers, and employees are expected to comply. Therefore, we expect you to read this Code thoroughly and carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any situation where there is a question regarding compliance with the Company’s policies and applicable laws. Cooperation with this Code is essential to the continued success of the Company’s business and the cultivation and maintenance of its reputation as a good corporate citizen. Misconduct is never justified, even where sanctioned or ordered by someone in a position of higher management. No one, regardless of stature or position, can authorize actions that are illegal, or that jeopardize or violate Company standards.

We note that this Code sets forth general principles of conduct and ethics and is intended to work in conjunction with other, more specific policies and procedures, such as the Insider Trading Policy, the Related Party Transactions Policy, and policies that apply to your particular business area. All these policies can be found on our intranet, or our onboarding or compliance materials distributed to you. You should refer to those policies and procedures for more detail in the specified context.

II. Compliance with Laws, Rules and Regulations

Compliance with all laws, rules, and regulations applicable to the Company is critical to our reputation and continued success. This includes compliance with Japanese laws and regulations and all relevant laws and regulations in other jurisdictions in which we operate, that are applicable to, among other things, the manner in which we conduct our business (including corporate and employee licensing requirements) and the collection, use, retention, protection, disclosure, transfer, and other processing of personal information, as well as any securities exchange or other organization or body that regulates the Company. All directors, corporate auditors, officers, and employees must respect and obey the laws of the cities, states, and countries in which the Company operates and avoid even the appearance of impropriety. Directors, corporate auditors, officers, or employees who fail to comply with this Code and applicable laws will be subject to disciplinary measures, up to and including termination of employment.

Although not all employees, officers, corporate auditors, and directors are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Company’s administrative division.

III. Interactions with the Healthcare Community

•	Promoting Our Products

The Company is committed to promoting its products and services based upon customer needs and the merits of each product or service in a transparent and accurate manner. We encourage truthful and ethical communications with the healthcare community that will help people in the healthcare community make informed and independent decisions about how they can best utilize our services.

•	Interacting with Healthcare Community

Our interactions with healthcare community must always reflect our commitment to integrity, accuracy, and transparency and adhere to our standards.

The Company also promotes scientific integrity and does not allow business pressures to influence this valuable collaboration that advances scientific and medical understanding.

•	No “buying of business”

The Company will not provide anything of value to inappropriately influence any healthcare professional’s judgment to choose the Company’s product or service nor create any misperception that the Company is doing so.

IV. Conflicts of Interest

A conflict of interest occurs when your private interests or activities influence, or appear to influence, our ability to make business decisions in the Company’s best interest. For example, conflicts may arise if:

•	You cause the Company to engage in business transactions with a company that you, your friends, or your relatives control without having obtained the appropriate prior approvals required.

•	You are in a position to (i) compete with, rather than help, the Company or (ii) make a business decision not on the basis of the Company’s interest but rather for your own personal advantage.

•	You take actions, or have personal or family interests, that may make it difficult to perform your work (or discharge your duties and obligations) effectively.

•

You, or any of your family members or affiliates, receive improper personal benefits other than gratuities and payments received or provided in compliance with the applicable policies, as a result of your position in the Company.

The safest way to ensure you are not involved in a conflict of interest, or a perceived conflict, is to simply disclose the activity. Failure to promptly disclose information about any actual or potential conflict may affect your employment status at the Company.

If you have an interest that may create a conflict:

•	Promptly inform your supervisor

•	Include the name of the third party and description of the conflict

This may include gifts or entertainment that are not nominal. Not sure whether to tell your supervisor? When in doubt, disclose.

Company employees may also bring any conflict or potential conflict involving another director, corporate auditor, officer, or employee, to the attention of the Company’s administrative division or internal audit division. If the concern requires confidentiality, including keeping particular individuals anonymous, then this confidentially will be protected, except to the extent necessary to conduct an effective investigation or as required by applicable law, regulation, or legal proceedings.

V. Corporate Opportunities

When carrying out your duties or responsibilities, you owe a duty to the Company to advance its legitimate interests. Except as provided in the Company’s policies, directors, corporate auditors, officers, and employees are prohibited from (i) taking for themselves opportunities that arise through the use of corporate property, information, or position, (ii) using corporate property, information, or position for personal gain, and (iii) competing with the Company.

VI. Information Security

The Company has adopted an Information Security Rule and is committed to respecting data privacy. The Company will apply reasonable controls and security measures when processing personal data within the Company and by its business partners.

The Company takes due care to prevent misuse of or unauthorized access to personally identifiable health information within its control. All processing of personal data (e.g., data on patients, employees, business partners, customers, and suppliers) must be in compliance with applicable data privacy standards and laws.

VII. Public Reporting

Full, fair, accurate, and timely disclosure must be made in the reports and other documents that the Company files with, or submits to, the U.S. Securities and Exchange Commission and in its other public communications. Such disclosure is critical to ensure that the Company maintains its good reputation, complies with its obligations under the securities laws and meets the expectations of its shareholders.

Persons responsible for the preparation of such documents and reports and other public communications must exercise the highest standard of care in accordance with the following guidelines:

•	all accounting records, and the reports produced from such records, must comply with all applicable laws;

•	all accounting records must fairly and accurately reflect the transactions or occurrences to which they relate;

•	all accounting records must fairly and accurately reflect in reasonable detail the Company’s assets, liabilities, revenues and expenses;

•	accounting records must not contain any false or intentionally misleading entries;

•	no transactions should be intentionally misclassified as to accounts, departments, or accounting periods;

•	all transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period;

•	no information should be concealed from the internal audit function or the independent auditors; and

•	compliance with the Company’s internal control over financial reporting and disclosure controls and procedures is required.

VIII. Confidentiality

Directors, corporate auditors, officers, and employees must maintain and protect the confidentiality of information entrusted to them by the Company, or that otherwise comes into their possession, during the course of their employment or while carrying out their duties and responsibilities, except when disclosure is authorized by the Company or legally mandated. The obligation to preserve confidential information continues even after directors, corporate auditors, officers, and employees leave the Company.

Confidential information encompasses all non-public information (including, for example, “inside information” (material, non-public information that has not publicly been disclosed and has the potential to affect the price of a security) or information that suppliers, partners, and clients have entrusted to the Company that may be of use to competitors, or may otherwise be harmful to the Company or its key stakeholders, if disclosed. Financial information is of special sensitivity and should under all circumstances be considered confidential, except where its disclosure is approved by the Company or when the information has been publicly disseminated.

IX. Protection and Proper Use of Company Assets

All directors, corporate auditors, officers, and employees should promote and ensure the efficient and responsible use of the Company’s assets and resources by the Company. Theft, carelessness and waste have a direct impact on the Company’s profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Company assets, such as proprietary information, funds, materials, supplies, products, equipment, software, facilities, and other assets owned or leased by the Company or that are otherwise in the Company’s possession, may only be used for legitimate business purposes and must never be used for illegal purposes.

Proprietary information includes any information that is not generally known to the public or would be valued by, or helpful to, our competitors. Examples of proprietary information are intellectual property, business and marketing plans, employee information, and customer/client lists. The obligation to use proprietary information only for legitimate business purposes continues even after you leave the Company.

X. Insider Trading, Hedging and Pledging

Insider trading is unethical and illegal. Directors, corporate auditors, officers, and employees must not trade in securities of a company (including our suppliers, customers, partners, and other third parties with which we have relationships) while in possession of material non-public information regarding that company. It is also illegal to “tip” or pass on inside information to any other person who might make an investment decision based on that information or pass the information to third parties. The Company has an Insider Trading Policy, which describes these obligations in more detail and sets forth obligations in respect of trading in, hedging and pledging the Company’s securities. For more information regarding trading in, hedging and pledging the Company’s securities, please review the Company’s Insider Trading Policy.

XI. Fair Dealing

Each director, corporate auditor, officer, and employee, in carrying out his or her duties and responsibilities, should endeavor to deal fairly with each other and the Company’s customers, clients, suppliers, and competitors. No director, corporate auditor, officer, or employee should take unfair advantage of anyone through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

XII. Non-Discrimination, and Non-Harassment

We are committed to providing a work environment free from discrimination and harassment based on race, ethnicity, religion, gender, age, national origin or any other protected class. Such conduct is unlawful and prohibited by Company policy. Such prohibited conduct by or towards any employee, leader, contract worker, customer, client, vendor or anyone else who does business with the Company will not be tolerated. Questions about compliance should be addressed to the Company’s administrative division or internal audit division.

Any employee determined by the Company to have engaged in conduct in violation of this policy will be subject to appropriate disciplinary action, up to, and including termination. Moreover, any employee or leader who condones or ignores potential violations of this policy will be subject to appropriate disciplinary action, up to and including termination. Individuals should also be aware that they can be held personally liable for engaging in unlawful discrimination, sexual or other harassment, or retaliation, and may be subject to civil or criminal penalties. To the extent a customer, client, vendor, or other person with whom the Company does business engages in conduct in violation of this policy, the Company will take appropriate corrective action.

XIII. Safety and Health

The Company is committed to keeping its workplaces free from hazards. You should report any accidents, injuries or unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited and should also be reported immediately. When representing and/or conducting business for the Company, you must not be under the influence of and/or engage in the use of any substance that could prevent you from discharging your work duties and responsibilities safely and effectively.

XIV. Company Records and Document Retention

Records created, received or used during the conduct of Company business, including all communications sent or received using the Company’s email and/or other messaging systems, are at all times the property of the Company wherever those records may be located. At any time, the Company and, in certain circumstances, third parties (including government officials), may review, without prior notice to personnel, any and all Company records, including records marked “Personal” or “Private.” All Company records should be stored/archived and retained in accordance with the Company’s record retention policy as in effect from time to time.

Any records that you create and store are subject to this Code and may be demanded by third parties during the course of litigation or a government investigation or, in the case of records sent outside the Company, subject to the records retention policies of the recipients.

You should, therefore, avoid discriminatory remarks, harassment and threats of violence or similar inappropriate or unlawful conduct. This applies to communications of all kinds, including e-mail, instant messaging, voicemail messages, text messages, video recordings and informal notes or interoffice memos.

XV. Use of Electronic Media

The Company has developed a policy to ensure that you understand the rules governing your use of the Company’s computer network, and options for e-mail and voicemail or other messaging services, Internet access or other use of electronic media. All Company equipment, including desks, computers and computer systems, computer software, electronic storage devices, cellphones or other mobile devices, e-mail, voicemail and other physical items are for business use only. The Company at all times retains the right to access and search all such electronic media or other items contained in or used in conjunction with the Company’s computer, e-mail, voicemail and Internet access systems and equipment with no prior notice.

Like the Company’s computer network, e-mail and voicemail services, access to Internet services such as web-browsing or newsgroups is provided to employees by the Company only for business use. Any personal use must be infrequent and must not involve any prohibited and/or unlawful activity, interfere with the productivity of the employee or his or her co-workers, consume system resources or storage capacity on an ongoing basis or involve large file transfers or otherwise deplete system resources available for business purposes.

Your messages and computer information are considered Company property and consequently, employees should not have an expectation of privacy in the context of computer, cellphone, and/or other mobile device use. Unless prohibited by law, the Company reserves the right to access and disclose this information as necessary for business purposes, in its sole discretion. Use good judgment, and do not access, send messages or store any information that you would not want to be seen or heard by other individuals.

The Company also recognizes that many employees are choosing to express themselves by using Internet technologies, such as blogs, wikis, file-sharing, user generated audio and video, virtual worlds, and social networking sites, such as Facebook, LinkedIn and Twitter. Whether you choose to participate in such social networking outside of work on your own time is your own decision.

XVI. Business Gifts and Entertainment

Conflicts of interest generally arise when we offer or receive things of value to/from a third party. Things of value may include gifts, gratuities, entertainment, tickets, loans, favors, discounts, travel, services, incentives, advances and items that would not be considered “normal business practice.” This rule of thumb applies to your immediate family members, as well. A family member is a spouse, domestic partner, parent, or child of an employee at the Company. Offering or receiving things of value that might be perceived to unfairly influence a business relationship should be avoided. These guidelines apply at all times, and do not change during traditional gift-giving seasons, and apply equally to employees, officers, corporate auditors or directors offering gifts and entertainment to the Company’s business associates.

This being said, at times you may receive nominal gifts that are generally common business courtesies, such as an occasional lunch or dinner, or gifts of limited value. The value of gifts should be nominal, both with respect to frequency and monetary amount. Frequent gifting to a recipient may be perceived as an attempt to create an obligation to the giver and is therefore inappropriate.

In addition, strict rules apply when the Company does business with governmental agencies and officials, whether in Japan or in other countries. Because of the sensitive nature of these relationships, you must seek approval from the Company’s administrative division before offering or making any gifts or hospitality to governmental officials. Your judgement is critical in these situations.

XVII. Bribery, Corruption and Money Laundering

Directors, corporate auditors, officers, and employees must comply with all laws prohibiting bribery, corruption and kickbacks, including laws prohibiting improper payments to domestic and foreign officials such as the U.S. Foreign Corrupt Practices Act (the “FCPA”). While this section focuses primarily on foreign officials, this Policy equally prohibits bribery of domestic officials and commercial or private sector parties.

The FCPA prohibits an offer, payment, promise of payment or authorization of the payment of any money or thing of value to a foreign official, foreign political party, official of a foreign political party or candidate for political office to induce or influence any act or decision of such person or party or to secure any improper advantage. The FCPA prohibits such conduct whether done directly or indirectly through an agent or other intermediary.

No payment may be made to a foreign official even for non-discretionary action without first consulting with and obtaining written authorization from the Company’s administrative division. If a permitted facilitating payment is authorized, such payment must be accurately and fairly recorded in the Company’s books, records and accounts.

The FCPA further requires compliance by the Company with record keeping and internal controls requirements. The Company must maintain financial records which, in reasonable detail, accurately and fairly reflect transactions and disposition of corporate assets. In particular, all bank accounts that receive or disburse funds on behalf of the Company shall be properly authorized and any such transactions recorded on the official books and records of the Company. In addition, the Company must maintain a system of internal controls sufficient to provide reasonable assurances that the Company’s assets are used only in accordance with directives and authorizations by the Board of Directors and senior management, and that checks and balances are employed so as to prevent the by-passing or overriding of these controls.

Violation of the FCPA is an offense, subjecting the Company to substantial fines and penalties and any director, corporate auditor, officer, employee or stockholder acting on behalf of the Company to imprisonment and fines. The FCPA prohibits the Company from paying, directly or indirectly, a fine imposed upon an individual pursuant to the FCPA. Violation of this policy may result in disciplinary actions up to and including discharge from the Company.

In addition, directors, corporate auditors, officers and employees of the Company must comply with all applicable laws prohibiting money laundering. You may contact the Company’s administrative division for information and questions related to anti-money laundering laws and obligations.

XVIII. Compliance with and Amendments to this Code

Failure to comply with this Code or applicable laws, rules or regulations may result in disciplinary measures, including discharge from your position with the Company. Violations of this Code may also constitute violations of law and may result in civil or criminal penalties for such person, such person’s supervisors and/or the Company. The Board of Directors will determine, or designate appropriate persons to determine, appropriate actions to be taken in the event of a violation of this Code in relation to executives, directors or corporate auditors. In determining what action is appropriate in a particular case, the Board of Directors or its designee will consider the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation was intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

This Code cannot, and is not intended to, address all of the ethical complexities that may arise during the course of employment or association with the Company. There will be occasions where circumstances not covered by policy or procedure arise, and where a judgment must be made as to the appropriate course of action. In such circumstances, the Company encourages common sense decision-making, and consultation with a supervisor, the administrative division, or a designee of them for guidance.

Any material amendment of this Code will be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation.

XIX. See Something, Say Something

If you suspect or observe any irregularities relating to accounting, accounting internal controls, or auditing matters or, if you think that an actual or possible violation of this Code or other policies or other unlawful or improper workplace conduct has occurred, it is important to report your concerns immediately. You should use the channel that is most comfortable to you. As a general matter, your supervisor or manager may be in the best position to address an issue. However, that is not your only option. Potential channels to report a concern are:

•	Your Manager;

•	Administrative Division;

•	Internal Audit Division; and

•	Corporate Auditor

We also have in place a whistleblowing contact and consultation contact pursuant to “Rule on Whistleblowing System” where reports or consultation can be made at any time by chat, phone, e-mail, facsimile, document, or direct meeting.

The Company strives to ensure that all questions or concerns are handled fairly, discreetly and thoroughly.

Once a report is made and received, the Company will investigate promptly and all directors, corporate auditors, officers, and employees are expected to cooperate candidly with relevant investigatory procedures. Appropriate remedial action may be taken, based on the outcome of such investigation.

The Company has a no-tolerance policy for retaliation against persons who raise good faith compliance, ethics or related issues. However, it is unacceptable to file a report knowing it to be false.

For more information regarding reporting concerns of possible violation and misconduct, please review the Company’s Rule on Whistleblowing System.

XX. Disciplinary Action

Anyone who violates this Code is subject to disciplinary action, up to and including termination of employment.

XXI. Waiver

Any waiver of this Code for any executive officer or director will be made only by the Board of Directors and will be promptly disclosed as required by law or stock exchange regulation. Any waiver of this Code for any other employee will be made by the Company’s Board of Directors [or a designee of the Board of Directors].

XXII. Acknowledgement

You will be provided with the Code when you first join the Company. Updates will be posted from time to time on our website and you are responsible for ensuring compliance with the most recent version of the Code. You may also be required to acknowledge receipt and compliance with the Code on an annual basis, which may be conducted electronically.

Effective as of April 12, 2022